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                                                  OMB Number  3235-0287
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(1) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

       Heitmeyer                  Stephanie                  K.
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   (Last)                           (First)             (Middle)

       C/O HALSEY DRUG CO. 17759 STATE ROUTE 66
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                                    (Street)

       FT. JENNINGS                  OHIO                45844
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     HALSEY DRUG CO., INC. Symbol: HDG

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     3/99

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Vice-President (Sales)
________________________________________________________________________________
7.   Individual or Group Filing (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                    2.              Code         ------------------------------- Owned at End   (D) or    In-direct
1.                                  Transaction     (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                   Date            ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                        (Month/Day/Year)   Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

NONE
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If this Form is filed by more than one person, see Instruction 4(b)(v).

                                                                          (Over)
                                                                 SFC 1474 (3/91)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                               10.
                                                                                                     9.        Owner-
                                                                                                     Number    ship
                                                                                                     of        Form
               2.                                                                                    Deriv-    of
               Conver-                    5.                              7.                         ative     Deriv-   11.
               sion                       Number of                       Title and Amount           Secur-    ative    Nature
               or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
               Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
               cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
               Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.             of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of       Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative     ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security       Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)     ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

5%
CONVERTIBLE
SENIOR                                                                    COMMON
SECURED       $1.404    3/10/98   A       (1)           3/10/98  3/15/03  STOCK     14,245           14,245    D
DEBENTURES
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                                                                          COMMON
 WARRANTS     $1.404    3/10/98   A       (1)           3/10/98  3/15/05  STOCK     2,020             2,020    D
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                                                                          COMMON
 WARRANTS     $2.279    3/10/98   A       (1)           3/10/98  3/15/05  STOCK     2,020             2,020    D
--------------------------------------------------------------------------------------------------------------------------------
 5%
CONVERTIBLE
SENIOR                                                                    COMMON
SECURED       $1.404    6/12/98   A4      (2)           6/12/98  3/15/03  STOCK     3,424             3,424    D
DEBENTURES
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                                                                          COMMON
WARRANTS      $1.404    6/12/98   A4      (2)           6/12/98  3/15/05  STOCK      485               485     D
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                                                                          COMMON
WARRANTS      $2.279    6/12/98   A4      (2)           6/12/98  3/15/05  STOCK      485               485     D
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QUALIFIED
STOCK                                                                     COMMON
OPTIONS       $2.50     5/29/98   A4                      (3)    5/29/08  STOCK     40,000           40,000    D
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
EXPLANATION OF RESPONSES:

(1) PURCHASED IN CONNECTION WITH A PRIVATE OFFERING ON MARCH 10, 1998 CONSISTING OF A CONVERTIBLE DEBENTURE CONVERTIBLE AT ANY TIME AND STOCK PURCHASE WARRANTS (2,020 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $1.404 PER SHARE AND 2,020 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $2.279 PER SHARE).

(2) ACQUIRED PURSUANT TO AN OPTION EXERCISE IN JUNE 1998, CONSISTING OF: (i) A CONVERTIBLE DEBENTURE, CONVERTIBLE AT ANY TIME; (ii) WARRANTS TO PURCHASE SHARES OF COMMON STOCK (485 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $1.404 PER SHARE AND 485 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $2.279 PER SHARE); AND (iii) CERTAIN INTEREST PAYMENTS PAYABLE QUARTERLY WHICH ARE PAID IN THE FORM OF SHARES OF COMMON STOCK OF THE ISSUER (SEE TABLE I).

(3) OPTIONS VEST QUARTERLY, WITH 3,333 OPTIONS VESTING EVERY QUARTER EFFECTIVE MAY 1, 1998.


/s/ Stephanie K. Heitmeyer                           April 7, 1999
---------------------------------------------    -----------------------
      Signature of Reporting Person                       Date


Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
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